RECEIVED MAR - 1 2006 SEC MAIL PROCESSING SECTION WASH. D.C. 199

SECURITIES AND EXCHANGE COMMISSION

06009325

AB 7/13*

CM

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66892

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Broadway Financial Group, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1350 Broadway
(No. and Street)

New York	NY	10018
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jack Hazan (212) 643-3322
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Weiser LLP
(Name – *if individual, state last, first, middle name*)

135 West 50th Street	New York	NY	10020
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountants
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED JUL 17 2006 THOMSON FINANCIAL

B

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

07/14/06

OATH OR AFFIRMATION

I Jack Hazan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Broadway Financial Group, Inc., as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No Exceptions

State of New York
County of New York

Signature

President
Title

Notary Public

GEOFFREY S FURIN
Notary Public, State of New York
No.01FU6111812
Qualified in NEW YORK County
COMMISSION EXPIRES: 06/28/2008

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have exited since the date of the previous audit.
- ☒ (o) Independent Auditors' Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Broadway Financial Group, Inc.

Statement of Financial Position
December 31, 2005

Broadway Financial Group, Inc.
Contents
December 31, 2005

Page(s)

Weiser

Weiser LLP
Certified Public Accountants

135 West 50th Street
New York, NY 10020-1299
Tel 212.812.7000
Fax 212.375.6888

www.weiserLLP.com

Independent Auditors' Report

To the Stockholders of
Broadway Financial Group, Inc.

We have audited the accompanying statement of financial condition of Broadway Financial Group, Inc. (the "Company") as of December 31, 2005, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above present fairly, in all material respects, the financial position of Broadway Financial Group, Inc. as of December 31, 2005 in conformity with accounting principles generally accepted in the United States of America.

Weiser LLP

New York, N.Y.
February 20, 2006

Broadway Financial Group, Inc.
Statement of Financial Position
December 31, 2005

Assets	
Cash	$ 141,936
Total assets	**$ 141,936**
Liabilities and stockholders' equity	
Liabilities	
Accounts payable and accrued expenses	$ 14,000
Commitments	
Stockholders' equity	
Common stock, no par value; authorized 200 shares, issued 200 shares	121,500
Retained earnings	6,436
Total stockholders' equity	127,936
Total liabilities and stockholders' equity	**$ 141,936**

1. Business

Broadway Financial Group, Inc. (the "Company") is registered as a broker-dealer with the Securities Exchange Commission ("SEC"). The Company is a member of the National Association of Securities Dealers, Inc. and is involved in the sale of securities for its clients. The Company does not hold funds or securities for, or owes any money or securities to customers and does not carry accounts for customers. Accordingly, the Company operates under the exemptive provisions of SEC Rule 15c3-3(k)(2)(ii).

2. Summary of Significant Accounting Policies

Cash

Cash consists of cash balances held at a major financial institution. The Company maintains its cash balances in one financial institution, which, at times, may exceed the $100,000 federally insured limits. At December 31, 2005, uninsured balances concentrated in one bank aggregated approximately $41,936.

Revenue and Expense Recognition from Securities Transactions

Investment banking and consulting fees are recorded when the underlying transaction is consummated. Nonrefundable retainer fees are recognized after the related services are performed or rendered.

Income Taxes

The Company has elected to be treated as an S Corporation under the provision of the Internal Revenue Code. The Company itself is not subject to federal income tax. In addition, the Company has elected S Corporation status for New York State tax purposes. The stockholders are required to report their distributive share of the Company's income or loss to the federal and state tax authorities.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. Net Capital Requirement

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 times net capital. At December 31, 2005, the Company had net capital of $127,936 ($122,936 in excess of its required net capital of $5,000). At December 31, 2005, the ratio of aggregate indebtedness to net capital is 0.05 to 1.